ADELT DESIGN, INC.

3217 South Orchard Street

Salt Lake City, UT 84106

August 16, 2013

VIA EDGAR AND FACSIMILE

United States Security and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:           ADELT DESIGN, INC.

Amendment No. 5 to Registration Statement on Form S-1

Filed on June 3, 2011

File No. 333-174705

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned (the “Company”) respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 PM on August 21, 2013, or as soon thereafter as it is practicable.

The Company hereby acknowledges that:

●  Should the Security and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●  The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated  by the Commission or any person under the federal securities laws of the United States.

Please contact Steve M. Sager at (888) 283-4256  with any questions you may have concerning this request.  In addition, please notify Mr. Sager when this request for acceleration has been granted.

Very truly yours,

/s/ Larry Adelt

Larry Adelt

President and Chief Executive Officer

ADELT DESIGN, INC.